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         File No. 70-8803



                  CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                SECURITIES AND EXCHANGE COMMISSION

                                BY

                       NEES Energy, Inc.




         In accordance with the order of the Securities and Exchange Commission dated May 23, 1996, the following is a report for the third quarter of 1996:


         1. NEES Energy, Inc. (NEES Energy), a Massachusetts Corporation, was formed on June 14, 1996. The corporation was capitalized on August 9, 1996 when one thousand shares of NEES Energy common stock were issued and sold to New England Electric System (NEES).


         2. As of September 30, 1996 NEES had purchased 1,000 shares of NEES Energy common stock and made subordinated loans totaling $380,000 to NEES Energy.


         3. As of September 30, 1996 NEES Energy had no permanent personnel. However, during the third quarter of 1996, the following individuals were assigned on a substantially full-time basis, to perform various duties on behalf of NEES Energy:

                        Arthur Pearson
                        Tom Rogers
                        John Dickson
                        Mary Smith
                        Jim Whitehead
                        Charlie Wheeler
                        Ann Hatcher
                        Larry Union
                        Peter Gibson
                        Marcy Reed
                        Frank Bierne
                        William O'Brien, III

         All of the above were employees of New England Power Service Company during the period covered by the filing. The cost of the service provided to NEES Energy reflects the compensation of the individuals assigned and the actual overhead costs of New England Power Service Company.


         4. During the third quarter of 1996 NEES Energy had no kilowatt hours sold or marketed.


         5. In September 1996, NEES Energy entered into a joint venture with a subsidiary of Eastern Enterprises, AllEnergy Marketing Company, Inc. and formed AllEnergy Marketing Co, LLC (AllEnergy), a limited liability corporation. NEES Energy has proposed to invest, from time to time amounts not to exceed fifty million dollars in AllEnergy. AllEnergy will engage in the business of marketing and selling energy commodities and energy related services. The proposed investment in AllEnergy is subject to SEC approval.

         6. Attached in Exhibits A through C are a balance sheet, income statement, and statements of cash flow for the quarter and twelve months ended September 30, 1996.
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         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.




                                       By:  s/John G. Cochrane
                                          ___________________________
                                           John G. Cochrane
                                           Treasurer


Date:  November 27, 1996